Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

						Six
						Months
						Ended
	Fiscal Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007
Earnings:
Net loss	$(206,263)	$(65,878)	$(75,991)	$(114,337)	$(230,543)	$(145,130)
Add: Fixed charges	—	—	—	—	1,733	2,046

Earnings as defined	$(206,263)	$(65,878)	$(75,991)	$(114,337)	$(228,810)	$(143,084)

Fixed charges — interest expense	—	—	—	—	$1,733	$2,046

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense. Earnings were insufficient to cover fixed charges by $206.3 million in 2002, $65.9 million in 2003, $76.0 million in 2004, $114.3 million in 2005, $228.8 million in 2006, and $143.1 million in the six months ended June 30, 2007. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.
 1.